

April 16, 2013

Via E-Mail
Mr. Graham Kerr
Chief Financial Officer
BHP Billiton Limited and BHP Billiton PLC
180 Lonsdale Street,
Melbourne, Victoria 3000,
Australia

> **Re: BHP Billiton Limited and BHP Billiton PLC**
> **Form 20-F for the Fiscal Year Ended June 30, 2012**
> **Filed September 18, 2012**
> **Response submitted April 2, 2013**
> **File Nos. 001-09526 and 001-31714**

Dear Mr. Kerr:

      We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended June 30, 2012

General

1.   You state in your response to comment 1 in our letter dated March 5, 2013 that you shipped $14.9 million of alumina to Iran in June 2010. Please tell us whether the alumina has military uses. If so, describe the military uses of which you are aware; tell us whether, to the best of your knowledge, understanding, and belief, it has been put to military uses by Iran; and discuss any such uses of which you are aware. In this regard, we note that alumina fibers are included in the Commerce Control List maintained by the U.S. Commerce Department's Bureau of Industry and Security.

2. You state in your response to comment 2 in our letter dated March 5, 2013 that you consider your contacts with Iran to be qualitatively immaterial. Please tell us the reasons for your conclusion.

You may contact Joanna Lam at (202) 551-3476 or John Archfield at (202) 551- 3315 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining